UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

BOW RIVER CAPITAL EVERGREEN FUND

(Name of Subject Company (Issuer))

BOW RIVER CAPITAL EVERGREEN FUND

(Name of Filing Person(s) (Issuer))

CLASS I AND CLASS II SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

102163102 AND 102163201

(CUSIP Number of Class of Securities)

Jeremy Held

Bow River Advisers, LLC

205 Detroit Street, Suite 800

Denver, CO 80206

(303) 861-8466

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

July 19, 2024

(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Item 1 through Item 9 and Item 11.

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the U.S. Securities and Exchange Commission on July 19, 2024 by Bow River Capital Evergreen Fund (the “Fund”) in connection with an offer (the “Offer”) by the Fund to repurchase up to five percent (5%) of its Shares (as defined below) or up to 615,762 Shares, on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. As used in the Statement and in this amendment, the term “Share” or “Shares” refers to the shares of beneficial interest in the Fund or fractions thereof that constitute the two classes offered by the Fund designated as Class I Shares and Class II Shares that are tendered by Shareholders pursuant to the Offer, and includes all or some of a Shareholder’s Shares as the context requires. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits 99.B and 99.C to the Statement on July 19, 2024.

This final amendment to the Statement is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1.	Holders of Shares of the Fund (“Shareholders”) that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on August 23, 2024.

2.	Valuation Date of the Shares tendered pursuant to the Offer was August 30, 2024.

3.	The net asset value of Class I Shares tendered and accepted by the Fund pursuant to the Offer was calculated as of August 30, 2024 in the amount of $3,552,189. The net asset value of Class II Shares tendered and accepted by the Fund pursuant to the Offer was calculated as of August 30, 2024 in the amount of $2,323,495.

4.	The payment of the purchase price of Shares or portions of Shares tendered was made to each Shareholder whose tender was accepted for purchase by the Fund in accordance with the terms of the Offer.

Item 12(b).	Filing Fee

Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

BOW RIVER CAPITAL EVERGREEN FUND

By:	/s/ Jeremy Held
Name:	Jeremy Held
Title:	President
Dated:	September 26, 2024

EXHIBIT INDEX

EXHIBIT

Calculation of Filing Fee Table

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